Park National Corporation
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
(740) 349-8451
www.parknationalcorp.com
November 14, 2008
VIA EDGAR TRANSMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attn:	William C. Friar Senior Financial Analyst Mail Stop 4561

Re:	Park National Corporation PRE 14A — Preliminary Proxy Materials Filed on October 29, 2008 File Number 1-13006
Dear Mr. Friar:
     We appreciate having the opportunity to speak with you yesterday afternoon and discuss Comment No. 1 of the comments of the Securities and Exchange Commission (the “Commission”) provided in your letter, dated November 7, 2008, related to the preliminary copies of the Letter to Shareholders, Notice of Special Meeting of Shareholders, Proxy Statement, form of revocable proxy and form of revocable voting instructions (for participants in the Park National Corporation Employees Stock Ownership Plan) (collectively, the “Proxy Materials”) filed by Park National Corporation (“Park”, “we” or “our”) on October 29, 2008.
     In responding to the Commission’s comments, Park acknowledges that:
•	Park is responsible for the adequacy and accuracy of the disclosure in the filing;

November 14, 2008

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	Park may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Impact of Sale to U.S. Treasury of Senior Preferred Shares
     You have asked that we provide a narrative explanation of the pro forma effect of the sale of 100,000 cumulative perpetual preferred shares, each with a liquidation preference of $1,000 per share (the “Senior Preferred Shares”), by Park to the United States Department of the Treasury (the “U.S. Treasury”) if Park participates in the TARP Capital Purchase Program (the “CPP”) at the level Park applied for on November 6, 2008. As of the time we are forwarding this correspondence to the Commission, Park’s application to participate in the CPP remains pending — Park has not yet received preliminary approval of its application.
     The $100 million proceeds from the sale of the Senior Preferred Shares by Park to the U.S. Treasury (the “Proceeds”) will be used by Park to repay borrowed money, fund loan growth and purchase investment securities. The portion of the Proceeds used for each purpose will depend upon the conditions prevailing at the time the sale of the Senior Preferred Securities is consummated.
     The Senior Preferred Shares would pay cumulative dividends at a rate of 5% per annum for the first five years and would reset to a rate of 9% per annum after year five. Park will not receive a tax deduction for the $5 million aggregate amount of dividends payable to the U.S. Treasury in respect of the Senior Preferred Shares for each of the first five years, or for the dividends payable thereafter if the Senior Preferred Shares remain outstanding. As a result, the tax equivalent “interest rate” represented by the dividends payable on the Senior Preferred Shares (using Park’s 35% federal income tax rate) is 7.69%.
     Park’s management estimates the average annual interest rate associated with borrowed funds which would be repaid with the Proceeds to be approximately 4% for the five-year period. If the Proceeds were used solely to repay borrowings, Park would save $4 million (pre-tax) in interest expense each year. The after-tax savings would reflect a reduction by 35% for federal income taxes (based on Park’s federal income tax rate), resulting in a positive impact to net income of $2.6 million. Park does not pay a state income tax, so no adjustment need be made to reflect a state income tax rate. The net impact on net income available to common shareholders if the Proceeds were used solely to repay borrowed funds would be a decrease of $2.4 million. For the fiscal year ended December 31, 2007 (“Fiscal 2007”), Park reported net income before goodwill impairment charge of $76.7 million. As a result, the pro forma negative impact to net income available to common shareholders would decrease the Fiscal 2007 net income before goodwill impairment charge by $2.4 million or 3.1%. Through the first nine months of the fiscal year ending December 31, 2008 (the “2008 Nine-Month Period”), Park

November 14, 2008

reported net income before goodwill impairment charge of $57.7 million. The pro forma negative impact to net income available to common shareholders for three-fourths of a year (i.e., the equivalent of the 2008 Nine-Month Period) would decrease the net income before goodwill impairment charge for the 2008 Nine-Month Period by $1.8 million or 3.1%.
     Park’s management believes that the impact on net income described in the preceding paragraph is conservative. Some of the Proceeds will be used to fund loan growth and to purchase investment securities. Park’s management estimates that the average interest rate on new loans is approximately 6% and the interest rate available in respect of recent investment securities purchase opportunities has been approximately 5%. If the Proceeds were used in equal one-third portions to repay borrowings, purchase investment securities and fund new loans, Park’s average annual interest earnings/savings rate would be approximately 5%. The after-tax positive impact to net income would be $3.25 million (based on Park’s 35% federal income tax rate). The net impact on net income available to common shareholders if the Proceeds were used to repay borrowed funds, fund loan growth and purchase investment securities in equal portions would be a decrease of $1.75 million. The pro forma negative impact to net income available to common shareholders would decrease the Fiscal 2007 net income before goodwill impairment charge by $1.75 million or 2.3%. The pro forma negative impact to net income available to common shareholders for three-fourths of a year (i.e., the equivalent of the 2008 Nine-Month Period) would decrease the net income before goodwill impairment charge for the 2008 Nine-Month Period by $1.3 million or 2.3%.
     Park’s management believes that the pro forma negative impact to net income available to common shareholders, resulting from either of the potential uses of Proceeds described above, is not material.
Impact of Warrant Issued to U.S. Treasury in Connection with Sale of Senior Preferred Shares
     If Park participates in the CPP, it must issue a warrant (the “Warrant”) to the U.S. Treasury to purchase a number of common shares having a market price equal to 15% of the aggregate amount of the Senior Preferred Shares purchased by the U.S. Treasury. Based upon an investment by the U.S. Treasury of the $100 million which Park applied for, Park would issue a Warrant to the U.S. Treasury to purchase a number of common shares having a market price equal to $15 million. The Warrant will have a term of ten years. The initial exercise price for the Warrant, and the market price for determining the number of common shares subject to the Warrant, will be calculated based on the average of the closing prices of Park’s common shares on the 20 trading days ending on the last trading day prior to the date Park’s application for participation in the CPP is preliminarily approved by the U.S. Treasury. Based on the average of the closing prices of Park’s common shares on the 20 trading days ended November 12, 2008 ($67.70), the number of Park common shares subject to the Warrant would be 221,566, or 1.59% of the 13,964,533 common shares outstanding on November 12, 2008 (1.56% of the common shares which would be outstanding if the Warrant were exercised in full).

November 14, 2008

     Park most recently issued stock options during the fourth quarter of Fiscal 2007. Those stock options had a term of five years and a fair value of $9.92 per share underlying the stock options.
     In accordance with the guidance provided in the letter from the staff of the Commission’s Office of the Chief Accountant and the staff of the Financial Accounting Standards Board (the “FASB”) to Mr. David G. Nason, Assistant Secretary for Financial Institutions, of the U.S. Treasury, dated October 24, 2008, the Warrant will be classified as permanent equity under applicable U.S. GAAP and Park will not record any expense associated with the issuance of the Warrant. Park has not only sufficient authorized but unissued common shares but also sufficient treasury shares to satisfy the number of common shares which would be required to be delivered upon exercise of the Warrant.
     The common shares underlying the Warrant will be treated as part of common stock equivalents using the treasury stock method. The Warrant will have a slight negative impact on earnings per common share if the then current market price of Park’s common shares is higher than $67.70 per share under the treasury stock method. Assuming a market price of $100 per common share, under the treasury stock method, Park would add 71,566 of the common shares subject to the Warrant to common stock equivalents. These additional common stock equivalents would dilute earnings per share by approximately 0.5%.
     The fair value of the Warrant (which has a term of ten years) is estimated to be approximately $19 per share underlying the Warrant or approximately $4.2 million. This estimate is based on the stock options granted in Fiscal 2007 having a fair value of $9.92 per share with a term of five years.
     We believe the foregoing provides the information you requested. Should you need any further information, please contact me at (740) 349-3792 or Park’s outside legal counsel, Elizabeth (“Betsy”) Turrell Farrar at (614) 464-5607.

Very truly yours,
/s/ John W. Kozak
John W. Kozak
Chief Financial Officer

cc:	David Lyon, Securities and Exchange Commission Elizabeth Turrell Farrar, Esq.